July 1, 2014

VIA EMAIL AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	ContraFect Corporation
Registration Statement on Form S-1
Filed April 18, 2014
File No. 333-195378

Responses to the SEC Comment Letter dated May 13, 2014

Dear Mr. Riedler:

On behalf of ContraFect Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 13, 2014 relating to the Company’s registration statement on Form S-1 (File No. 333-195378) filed on April 18, 2014 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). For your convenience, each Staff comment is followed by the Company’s response to such comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Please read this letter in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1.

Intellectual Property, page 82

1.	We note your response to our prior comment 23. Notwithstanding that your license agreement with MorphoSys AG is the subject of pending arbitration, please file this material agreement as an exhibit to your registration statement in accordance with Item 601(b)(10) of Regulation S-K. In the alternative, please provide your analysis why Item 601(b)(10) does not require this filing. Please also file your agreement with Trellis Bioscience LLC as an exhibit pursuant to Item 601(b)(10).

Response:

The Company recently settled the pending arbitration with Morphosys. Under the terms of the settlement, the Company has agreed to make a payment of approximately $1.4 million to MorphoSys in full settlement of all outstanding claims in the arbitration and related to the license agreement. Accordingly, the license agreement will be terminated effective August 15, 2014. Related disclosure has been added throughout Amendment No. 1, including on pages 12, 29, 43, 96 and F-53. As a result of the pending termination, the Company respectfully submits that it does not believe it is required to file the license agreement with Morphosys pursuant to Rule 601(b)(10) because it is not material. The license agreement is not significant to the operations of the Company and the amount payable pursuant to the settlement is not material to the Company’s financial information because the amount has already been fully accrued as of March 31, 2014. Finally, neither the license agreement nor the settlement contain any ongoing obligations of the Company following payment of the settlement amount.

Index to Financial Statements

Notes to Financial Statements, page F-10

2.	Please refer to your response to our comment 35. Please disclose what items comprise other assets, as required by Rule 5-02-13 of Regulation S-X for items in excess of 5 % of total assets. Additionally, it is still unclear why the change in other assets agrees with the statement of cash flows using the explanation provided. Please advise. To the extent necessary, please provide clarifying disclosure.

Response:

The Company has added footnote disclosures to both the December 31, 2013 and March 31, 2014 financial statements in regards to the composition of other assets, as required by Rule 5-02-13 of Regulation S-X, in Amendment No. 1. In addition to the footnote disclosures, we have separated the amortization of debt issuance costs, a component of other assets, from the amortization of debt discount in the statement of cash flows.

The Company has also clarified in Amendment No. 1 that deferred offering costs, another component of other assets, are not being recognized within the statement of cash flows, as these amounts are also being accrued as a liability and therefore do not represent a cash flow activity.

Please also find a reconciliation of the specific line items in question on the December 31, 2013 cash flow statement:

Cash Flow Statement Reconciliation

12/31/2013

				Adjustments
					Debt Issuance
					Costs - Activity	Change per
			Balance Sheet	Offset of	Captured in	Cash Flow
	12/31/2012	12/31/2013	Change	Offering Costs	Separate Lines	Statement
Other assets
Deferred offering costs	$—	$1,245,660		$(1,245,660)	$—
Debt issuance costs	—	1,190,699		—	(1,190,699)
Other assets	143,621	143,621		—	—

Other assets	$143,621	$2,579,980

Increase in other assets			$2,436,359	$(1,245,660)	$(1,190,699)	$—

Accounts payable	$2,246,114	$2,124,906		$—	$—

Accrued liabilities
Accrued financing costs	—	1,245,660		(1,245,660)	—
Other accrued	725,993	2,849,677		—	—

	725,993	4,095,337

Accounts payable and accrued liabilities	$2,972,107	$6,220,243

Increase in accounts payable and accrued liabilities			$3,248,136	$(1,245,660)	$—	$2,002,476

Debt Issuance Costs
Payment of issuance costs per CF statement		$1,336,280
Fair value of underwriter’s warrants		270,486

		1,606,766
Amortization of debt issuance costs per CF statement		(416,075)

Debt issuance costs in other assets at 12/31/13		$1,190,691

Thank you for your attention to the Company’s responses to the Staff’s comments. If you or any other member of the Staff has any further questions or comments concerning these responses or Amendment No. 1, or if you require additional information, please feel free to contact me at (212) 848-5085.

Sincerely,

JD DeSantis

Shearman & Sterling LLP

cc:	Julia Gregory, ContraFect Corporation

Michael Messinger, ContraFect Corporation